

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Shannon E. Young III
Executive Vice President and Chief Financial Officer
Talos Energy Inc.
333 Clay Street, Suite 3300
Houston, Texas 77002

      Re: Talos Energy Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          File No. 001-38497

Dear Shannon E. Young III:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation